
February 23, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE: CVR Energy, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn Partners LP, Icahn Partners Master Fund LP, Partners Master Fund II L.P., Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn**
> **Filed on February 16, 2012**
> **File No. 001-33492**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials

1. We note that you have redacted compensation and residence/business address information with respect to your nominees. Please tell us the basis upon which you have filed redacted information. Alternatively, revise your disclosure to provide it in an unredacted format.

2. Please explain supplementally, with a view toward revised disclosure, the meaning of "crack spreads."

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- Your disclosure that "shareholders face an unfavorable risk reward ratio since they bear not only the risk of a decline in crack spreads, but also the risk of production interruptions which would reduce the upside from high crack spreads";
- Your disclosure that "there are three or four possible acquirers that could benefit *greatly* from the synergies that could be realized from a combination of the Issuer and that are better positioned to hedge currently high crack spreads." (emphasis added)
- Your disclosure that the company's management has projected 2012 synergies of $32.4 million from the Wynnewood acquisition.
- Your belief that an acquirer of the company "should be able to realize higher synergies, largely due to corporate cost savings and other potential operating expenses, as well as a greater ability to hedge high crack spreads."

4.   With a view toward revised disclosure, please tell us whether you are able to quantify the synergies you refer to in your disclosure.

5.   We note your disclosure that purports to support your estimate that "the Contingent Value Right could provide at least an additional $7 per share." It is unclear how you arrived at the $7 amount given your disclosure that the EV/EBITDA multiple of 3.4x is "a modest discount to current comparable trading multiples." Please provide us supplemental support for this calculation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Keith Schaitkin, Esq.
Icahn Capital LP
February 23, 2012
Page 3

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                Sincerely,

                /s/ Daniel F. Duchovny
                Daniel F. Duchovny
                Special Counsel
                Office of Mergers & Acquisitions